11/12

02060616

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saskatchewan Wheat Pool

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

DEC 30 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5037 FISCAL YEAR 7-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* | *(OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | | |

OICF/BY: dlw

*DATE* : 12/16/02

**SEC Exemption #: 82-5037**

November 5, 2002

The Saskatchewan Wheat Pool hereby files its Annual Financial Statements and Management's Discussion and Analysis for the fiscal year ended July 31, 2002.

Sincerely,

ARS
7-31-02

Colleen Vancha, Director
Investor Relations & Communications

## AUDITORS' REPORT TO THE SHAREHOLDERS OF SASKATCHEWAN WHEAT POOL

We have audited the consolidated balance sheets of Saskatchewan Wheat Pool as at July 31, 2002 and July 31, 2001 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2002 and July 31, 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP.

Regina, Saskatchewan
November 1, 2002

Deloitte & Touche LLP
Chartered Accountants

## AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Board of Directors exercises its responsibility for the financial statements with the assistance of the Audit Committee of the Board.

The Committee, which is composed of four directors who are not employees of the company, reviews the annual consolidated financial statements prior to their approval by the Board. The Committee also reviews the quarterly consolidated financial statements and accompanying financial information that is publicly disclosed.

With respect to the external auditors, the Committee reviews the terms of engagement, the annual audit plan, the Auditors' Report, the results of the external audit and any significant recommendations to strengthen internal controls. The Committee also recommends to the Board a firm of external auditors to be appointed by the shareholders.

In accordance with the terms of its charter, the Committee receives periodic reports on the activities of the internal audit department, reviews its significant findings and recommendations, and approves the annual internal audit plan. The Committee reviews the adequacy of the company's internal control system through discussions with financial management, the external auditors and the internal auditor, who attend all Audit Committee meetings. The internal auditor and external auditors are both provided the opportunity to meet with the Committee without management present.

November 1, 2002

Terry Baker
Chairman of the Audit Committee

SEC Exemption #: 82-5037

## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Saskatchewan Wheat Pool is responsible for the reliability, integrity and objectivity of the accompanying consolidated financial statements and annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Where necessary, the statements include amounts that are based on informed judgements and estimates by management.

To assist management in fulfilling its responsibilities, a system of internal accounting controls has been established to provide reasonable assurance that the consolidated financial statements are accurate and reliable and that assets are safeguarded. Internal accounting and operating control policies and procedures are continually evaluated by management of the company. Management receives assistance in evaluating these controls, policies and procedures through an ongoing review by internal audit staff of the company.

The Board of Directors is responsible for approving the annual financial statements. The Board has delegated certain responsibilities to the Audit Committee, including the responsibility for reviewing the annual and quarterly financial statements and meeting with management, internal auditors and external auditors on matters relating to the financial reporting process.

These financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP, and their report is presented separately.

Mayo M. Schmidt
Chief Executive Officer

Michael P. McCord
Executive Vice-President, Finance
and Chief Financial Officer

November 1, 2002

SEC Exemption #: 82-5037

## SASKATCHEWAN WHEAT POOL
## CONSOLIDATED BALANCE SHEETS
## AS AT JULY 31

| | 2002 | 2001 |
|---|---|---|
| | (in thousands) | |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash | $ - | $ 25,759 |
| Note receivable | - | 5,000 |
| Short-term investments | 27,132 | 19,718 |
| Accounts receivable *(Note 6)* | 127,132 | 241,410 |
| Inventories *(Note 7)* | 191,843 | 271,920 |
| Prepaid expenses | 10,235 | 13,055 |
| | 356,342 | 576,862 |
| **Investments *(Note 8)*** | 10,275 | 13,838 |
| **Property, Plant and Equipment *(Note 9)*** | 638,417 | 797,951 |
| **Other Long-Term Assets *(Note 10)*** | 202,346 | 186,485 |
| | $ 1,207,380 | $ 1,575,136 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Bank indebtedness *(Note 11a)* | $ 30,952 | $ 32,239 |
| Short-term borrowings *(Note 11b)* | 2,967 | 8,080 |
| Members' demand loans *(Note 12)* | 24,624 | 35,204 |
| Accounts payable | 207,970 | 216,890 |
| Long-term debt due within one year *(Note 13)* | 17,321 | 156,514 |
| | 283,834 | 448,927 |
| **Long-Term Debt *(Note 13)*** | 456,224 | 549,225 |
| **Other Long-Term Liabilities *(Note 14)*** | 62,766 | 75,685 |
| **Non-Controlling Interest** | 1,286 | 5,863 |
| | 804,110 | 1,079,700 |
| **Shareholders' Equity** | | |
| Share capital *(Note 15)* | 457,692 | 457,699 |
| Retained Earnings (Deficit) | (54,422) | 37,737 |
| | 403,270 | 495,436 |
| | $ 1,207,380 | $ 1,575,136 |

Commitments and contingencies *(Note 11c and Note 16)*
Accounting policies and basis of presentation *(Note 2)*

**On behalf of the Board of Directors**

Marvin D. Wiens
Director

Thaddeus P. Trefiak
Director

SEC Exemption #: 82-5037

## SASKATCHEWAN WHEAT POOL
## CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
## FOR THE YEAR ENDED JULY 31

| | 2002 | 2001 |
|---|---|---|
| | (In thousands) | |
| **Sales and Other Operating Revenues** | $ 2,781,292 | $ 3,302,658 |
| **Cost of Sales and Expenses** | | |
| Cost of sales and operating expenses | 2,632,068 | 3,055,066 |
| Selling and administrative expenses | 76,526 | 102,247 |
| Depreciation and amortization | 70,937 | 75,723 |
| Loss on disposals *(Note 3)* | 17,606 | 20,065 |
| Restructuring and other provisions *(Note 4)* | 54,360 | 13,323 |
| | 2,851,497 | 3,266,424 |
| **Earnings (Loss) Before the Undernoted** | (70,205) | 36,234 |
| Equity earnings of significantly influenced companies *(Note 18)* | 114 | 2,759 |
| Non-controlling interest | 867 | (487) |
| **Earnings (Loss) Before Interest and Taxes** | (69,224) | 38,506 |
| Interest expense *(Note 19a)* | 57,761 | 65,059 |
| Securitization fees and expense *(Note 19b)* | 7,796 | 21,382 |
| **Earnings (Loss) Before Corporate Taxes** | (134,781) | (47,935) |
| Recovery of corporate taxes *(Note 20a)* | 42,622 | 3,837 |
| **Net Earnings (Loss)** | (92,159) | (44,098) |
| **Retained Earnings, Beginning of Year** | | |
| As previously reported | 37,737 | 85,900 |
| Changes in accounting policies *(Note 2p)* | | |
| Income taxes | - | 1,940 |
| Revenue recognition | - | (6,005) |
| As restated | 37,737 | 81,835 |
| **Retained Earnings (Deficit), End of Year** | $ (54,422) | $ 37,737 |
| **Basic and Diluted Earnings (Loss) Per Share *(Note 15b)*** | $ (2.46) | $ (1.18) |

SEC Exemption #: 82-5037

## SASKATCHEWAN WHEAT POOL
## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – in thousands

1. **Nature of Business**

Saskatchewan Wheat Pool, which is incorporated by a Special Act of the Saskatchewan Legislature, is a vertically integrated, diversified company engaged in agri-business. The company's business operations include grain handling and marketing, agri-products sales, agri-food processing, livestock production and marketing, and publishing. The company operates as a publicly traded co-operative and as such conducts a significant portion of its business activities with its shareholder members.

2. **Accounting Policies and Basis of Presentation**

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

On October 23, 2002, the company and its bankers amended the existing credit agreement (See Subsequent Event – Note 24). The amendment contains a covenant that the company will complete a financial restructuring by January 31, 2003. With two consecutive years of drought in the company's primary operating area, it is necessary for the company to identify strategic alternatives and develop and implement a plan to further reduce its senior secured debt with its bankers and holders of its $300 million in medium term notes. Furthermore, if the company is not successful in its efforts to restructure, it is uncertain whether the company will be able to address its principal payments, which are presently scheduled in November 2003 and in February 2004. If the company is unsuccessful in restructuring its senior secured debt with its bankers and medium term note holders, there may be uncertainty as to the appropriateness of the going concern assumption.

If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

a) *Principles of Consolidation*

These consolidated financial statements include the operations of the company, its controlled subsidiaries and its proportionate share of the assets, liabilities, revenues and expenses of joint ventures, which are jointly controlled. All significant inter-company balances and transactions, including profits in inventories, have been eliminated. The company's principal subsidiaries/affiliates are as follows:

| Subsidiary/Affiliate Name | Ownership % | Accounting Method |
|---|---|---|
| Can-Oat Milling Products Inc. | 100% | Consolidation |
| Heartland Feeds | 100% | Consolidation |
| Heartland Pork Group | 83.9% | Consolidation |
| Pacific Elevators Limited | 30% | Proportionate Consolidation |
| Prairie Malt Limited | 42.4% | Proportionate Consolidation |
| Western Pool Terminals Ltd. | 30% | Proportionate Consolidation |
| | **Patronage %** | |
| Western Co-operative Fertilizers Limited | Historically 42-49% Varies yearly | Proportionate Consolidation |

The divestiture of certain assets during the year by the company will impact the comparability of prior year figures. See notes 3 and 23 for further details.

*b) Revenue Recognition*

Generally, sales are recognized upon shipment of products and other operating revenues are recognized when services are performed.

A large portion of the company's grain handling and marketing segment revenue is derived from Canadian Wheat Board ("Board") grains. The company assumes the risk of physical loss, while promoting the value of grain deliveries through blending and cleaning. Consequently, the value of Board grains handled is recorded as a sale, and the sale is recognized when it is delivered to the Board, typically at a port terminal. Other grain handling revenues are recognized when functions are performed in accordance with the company's contract with the Board.

In the case of non-Board grains, sales are recognized when grain is shipped from the company's country or port terminals, or on transfer of ownership.

*c) Inventories*

Grain purchased for sale to the Canadian Wheat Board ("CWB") is valued on the basis of CWB initial prices less freight and handling costs. Non-Board grains are valued on the basis of open sales contracts and futures contracts, after freight and handling costs. Grain stocks are hedged through futures commodity contracts in order to protect against market fluctuations. Unrealized gains and losses on the futures commodity contracts are deferred and recognized in income when the hedged inventory is sold. Agri-products and other inventory, which consist of raw materials, work in progress and finished goods, are valued at the lower of cost and net realizable value.

*d) Investments*

The company accounts for its investments in affiliated companies over which it has significant influence using the equity basis of accounting, whereby the investments are initially recorded at cost and subsequently adjusted to recognize the company's share of earnings or losses of the investee companies and reduced by dividends received. Short-term investments are recorded at the lower of cost and market. Other investments are recorded at cost.

*e) Property, Plant and Equipment and Depreciation*

Property, plant and equipment are recorded at cost, which includes interest costs incurred on construction of major new facilities prior to the facilities becoming available for operation, less depreciation. The company reviews the carrying value of its property, plant and equipment to determine whether such values are recoverable, with any resulting write-downs charged to earnings. Depreciation is provided for property, plant and equipment over their estimated useful lives using primarily the straight-line method. The rates used are as follows:

| | |
|---|---|
| Sites, trackage and paving | 0 - 13% |
| Buildings | 3 - 20% |
| Machinery and equipment | 5 - 50% |
| Vehicles | 10 - 30% |

*f) Goodwill*

Goodwill, which is recorded at cost less accumulated amortization, represents the excess of the purchase price of businesses acquired over the fair value of the identifiable assets acquired and is amortized on a straight-line basis over periods not exceeding 30 years. On an annual basis, management evaluates the appropriateness of the unamortized goodwill balance considering projected future operating results, trends and other circumstances.

*g) Deferred Financing Costs*

Deferred financing costs, which are recorded at cost less accumulated amortization, comprise expenditures associated with obtaining bank financing. The deferred financing costs are amortized over the term of the credit agreement ending in November 2003.

*h) Pre-operating Costs*

Pre-operating costs, which are recorded at cost less accumulated amortization, comprise expenditures associated with the organization and establishment of new business ventures. Upon commencement of operations, the pre-operating costs are amortized on a straight-line basis, over periods ranging from three to five years.

*i) Corporate Taxes*

The company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantively enacted date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

*j) Pension and Retirement Allowance Expense*

The cost of defined benefit pension plans and retirement allowance benefits earned by employees is actuarially determined using the projected benefit method, prorated on service, and management's best estimate of expected plan investment performance, salary escalation, terminations and retirement ages of plan members. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The cost of pension benefits for defined contribution plans is charged to operations as contributions become due.

*k) Interest Rate Swaps*

Amounts receivable or payable under interest rate swaps are accrued and recorded as adjustments to interest expense.

*l) Foreign Exchange Contracts*

To hedge exposures to foreign currency exchange risk resulting from transactions denominated in foreign currencies, the company enters into forward foreign exchange contracts. Unrealized gains and losses on forward foreign exchange contracts are recognized in income on a basis consistent with the recognition of the underlying hedged transactions.

*m) Foreign Currency Translations*

The company's foreign operation is translated using the temporal method. Revenue and expense items arising from transactions in foreign currencies are converted into Canadian dollars at the average rate of exchange for the year. Monetary assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date; non-monetary items are translated at the rate in effect on the transaction date. Exchange gains or losses arising from translations of monetary items are recognized in income; those related to long-term monetary items with a fixed or ascertainable life are deferred and amortized over the remaining life of these monetary items.

SEC Exemption #: 82-5037

*n) Stock-Based Compensation Plan*

The company has a stock-based compensation plan, which is described in Note 15. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

*o) Use of Estimates*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions that the company may undertake in the future. Actual results could differ from those estimates.

*p) Changes in Accounting Policies – prior year*

2001

The company adopted the Canadian Institute of Chartered Accountants' (CICA) new standard with respect to accounting for income taxes. The new standard has been applied retroactively, without restatement of prior periods. The cumulative effect of this change was to increase retained earnings by $1.9 million.

The company adopted the CICA's new standard with respect to accounting for employee future benefits. This change was applied prospectively, with no restatement of prior periods.

The CICA issued new accounting standards applicable to the asset securitization programs described in Note 5. The company elected to adopt prospectively the CICA's Accounting Guideline 12 – Transfers of Receivables.

The company changed its revenue recognition method for receipts of grain at its country elevators. Previously, the company's policy was to recognize a portion of the grain handling revenue as earned when grain was received and recognize the balance when grain was shipped. The new revenue recognition method recognized all of these revenues when the grain is shipped or title transfers to the customer. The effect of the change resulted in a $2.1 million after-tax increase to fiscal 2001 earnings. The cumulative effect of this change on prior year financial statements was to decrease retained earnings by $6.0 million.

3. **Loss on Disposals**

Items in this grouping are as follows:

| Divested Asset | Date Sold | 2002 Cash Proceeds | 2002 (Gain)/ Loss | 2001 Cash Proceeds | 2001 (Gain)/ Loss |
|---|---|---|---|---|---|
| Sale of assets of Heartland Livestock Services | Aug. 2001 | $23,548 | $( 5,283) | $ - | $ - |
| Sale of assets of Heartland Feeds | Nov. 2001 | 11,221 | 12,750 | - | - |
| Sale of assets of Western Producer Publications Division | Jan. 2002 | 11,571 | ( 11,034) | - | - |
| Sale of assets of CSP Foods Division | Feb. 2002 | 34,569 | 21,579 | - | - |
| Sale of land of joint venture | Mar. 2002 | 9,296 | ( 7,818) | - | - |
| Sale of 33 1/3% interest in CanAmera Foods | May 2002 | 58,417 | 7,412 | - | - |
| Sale of 33 1/3% interest in XCAN Grain Pool Ltd. | Jan. 2001 | - | - | 11,000 | - |
| Sale of 41% interest in Premium Brands Inc. | July 2001 | 5,000 | - | 41,302 | 20,065 |
| Total | | $153,622 | $17,606 | $52,302 | $20,065 |
| Total after-tax loss | | | $ 5,757 | | $19,316 |

SEC Exemption #: 82-5037

## 4. Restructuring and Other Provisions

Items in this grouping are as follows:

| | 2002 | 2001 |
|---|---|---|
| a) Corporate restructuring | $ 29,760 | $ 13,323 |
| b) Impairment in value of Investment in Comercializadora La Junta, S.A. De C.V | 24,600 | - |
| Total pre-tax provision | $ 54,360 | $13,323 |
| Total after-tax provision | $ 44,343 | $ 7,594 |

(a) As an extension of its previous elevator consolidation program, and in an effort to reduce costs and improve efficiency, management approved a further program in July 2002 to restructure its head office functions and to adjust its grain handling and agri-products service network.

The $29.8 million provision includes $18.2 million in severance and related costs ($10.6 million was unpaid at July 31, 2002) and $11.6 million in asset impairment charges and anticipated asset disposal costs.

(b) The $24.6 million provision for Comercializadora La Junta, S.A. De C.V. (CLJ), represents management's best estimate of the impairment in the carrying value and the related costs of its investment in CLJ. CLJ owns a port terminal in Manzanillo, Colima, Mexico to charge, discharge, load, unload and store oilseeds, grains and fluids.

## 5. Securitization – Trade Receivables and Canadian Wheat Board Rights

In 2002, the company incurred securitization expense of $7.8 million (2001 – $21.4 million, which included $7.4 million related to one-time costs).

Under the terms of the securitization agreement, the company maintains the ability to sell two pools of assets on a revolving basis through securitization transactions at varying monthly limits. The trade receivable pool consists of commercial and agri-products trade receivables at monthly sales limits ranging from $47 million to $72 million. The CWB grain pool consists of the right to receive proceeds related to grain held for sale to the CWB in accordance with a grain handling contract. Monthly sale limits for the CWB grain pool range from $85 million to $120 million.

When assets are sold to the trust, the company retains a subordinated reserve portion of the asset sold, servicing responsibilities and, for certain sales, the right to interest earned on the assets. The company's subordinated retained interest represents the right to receive future cash flows arising after the investors in the securitization trust have received their principal invested and a contracted return on their investment.

Losses on sale of the asset pools, primarily representing the future value of the investors' contracted return, expected credit and dilution losses and the value of the future servicing obligation for which the company is not receiving compensation, are recorded as securitization fees and expense on the statement of earnings and retained earnings at the date of sale. The value of these losses depends in part on the carrying amount of the assets involved in the transfer, allocated between the assets sold and the company's retained interests based on their relative fair value at the date of the transfer. The company measures fair value based on the present value of future expected cash flows estimated using management's best estimates of the key assumptions – credit losses, dilution due to product returns, collection term of the underlying trade receivable or CWB right, trust contracted return and discount rates commensurate with the risks involved.

The investors and the trust have no recourse against the company beyond the level of the trust assets.

The following table illustrates the effect of securitization on the company's balance sheet as at July 31. The table also includes the key economic assumptions used in measuring the fair value of the retained interests and the future costs associated with the trust's contracted return for securitization transactions during the year (2001 – for securitization transactions subsequent to March 31).

SEC Exemption #: 82-5037

Percentages are annualized with dollar figures in millions:

| | 2002 Trade Receivable | 2002 CWB Right | 2001 Trade Receivable | 2001 CWB Right |
|---|---|---|---|---|
| Total cash received on initial sale | $ - | $ - | $ 62.7 | $ 81.3 |
| Total cash received on re-investment | $650.1 | $564.2 | $300.7 | $149.2 |
| Total trust collections | $787.1 | $556.7 | $201.3 | $154.2 |
| Total principal outstanding | $ 36.4 | $ 92.5 | $210.3 | $ 84.1 |
| Portion sold | $ 25.1 | $ 83.7 | $162.1 | $ 76.3 |
| Retained interest | $ 11.3 | $ 8.8 | $ 48.2 | $ 7.8 |
| Contracted return obligation to trust | $1.0 | | $1.6 | |
| Average collection term of assets sold | 2 months | 2 months | 3 months | 2 months |
| Expected credit losses | 0.54% | N/A | 0.23% | N/A |
| Dilution due to product returns | 1.09% | N/A | 5.26% | N/A |
| Residual returns discounted at | 12% | | 12% | |
| Trust contracted return | Commercial paper plus applicable spread of 225 basis points | | Commercial paper plus applicable spread of 225 basis points | |

Sensitivity analysis of a 10 and 20% adverse change in each key assumption would not vary materially from the amounts recorded due to the short-term nature of the current assets sold. As well, actual credit losses did not differ significantly from the estimates used above.

## 6. Accounts Receivable

At July 31, 2002, the trade accounts receivable is reported net of sold amounts of $25.1 million (2001 – $162.1 million).

| | 2002 | 2001 |
|---|---|---|
| Trade accounts | $ 95,722 | $189,038 |
| The Canadian Wheat Board | 21,334 | 23,645 |
| Future income tax asset | 8,470 | 2,486 |
| Corporate taxes receivable | 1,606 | 26,241 |
| | $127,132 | $241,410 |

## 7. Inventories

At July 31, 2002, the grain inventory is reported net of sold amounts of $83.7 million (2001 - $76.3 million).

| | 2002 | 2001 |
|---|---|---|
| Grain inventory | $ 82,412 | $ 68,682 |
| Agri-products | 74,618 | 99,961 |
| Agri-food processing inventory | 16,890 | 73,426 |
| Livestock production and marketing inventory | 17,155 | 28,021 |
| Other inventory | 768 | 1,830 |
| | $191,843 | $271,920 |

## 8. Investments

| | 2002 | 2001 |
|---|---|---|
| Investments in significantly influenced companies – equity method | $ 4,007 | $ 7,897 |
| Other long-term investments – cost method | 6,268 | 5,941 |
| | $10,275 | $13,838 |

## 9. Property, Plant and Equipment

| | 2002 Cost | 2002 Accumulated Depreciation | 2001 Cost | 2001 Accumulated Depreciation |
|---|---|---|---|---|
| Sites, trackage and paving | $ 58,069 | $ 13,149 | $ 77,086 | $ 15,664 |
| Buildings | 527,176 | 182,298 | 642,473 | 245,564 |
| Machinery and equipment | 566,166 | 326,571 | 701,085 | 381,263 |
| Vehicles | 14,772 | 12,404 | 26,273 | 19,507 |
| Construction in progress | 6,656 | - | 13,032 | - |
| | $ 1,172,839 | $ 534,422 | $ 1,459,949 | $ 661,998 |
| Accumulated Depreciation | (534,422) | | (661,998) | |
| Net Book Value | $ 638,417 | | $ 797,951 | |

Depreciation expense for 2002 was $61.2 million (2001 - $65.8 million).

## 10. Other Long-Term Assets

| | 2002 Cost | 2002 Accumulated Amortization | 2001 Cost | 2001 Accumulated Amortization |
|---|---|---|---|---|
| Goodwill | $ 86,496 | $ 17,896 | $ 89,336 | $ 13,141 |
| Future income tax asset | 56,737 | - | 22,248 | - |
| Deferred financing costs | 38,266 | 25,822 | 36,600 | 6,266 |
| Deferred pension assets | 38,467 | - | 34,227 | - |
| Pre-operating costs | 22,980 | 15,924 | 26,045 | 12,867 |
| Livestock | 5,221 | 855 | 4,728 | 256 |
| Other | 15,051 | 375 | 7,220 | 1,389 |
| | 263,218 | $ 60,872 | 220,404 | $ 33,919 |
| Accumulated Amortization | (60,872) | | (33,919) | |
| Net Book Value | $ 202,346 | | $ 186,485 | |

Amortization of goodwill, pre-operating costs and deferred financing costs in 2002 total $21.2 million (2001 - $13.3 million).

## 11. Bank Indebtedness and Short-Term Borrowings

(a) Bank indebtedness

| | 2002 | 2001 |
|---|---|---|
| Outstanding current cash tickets | $ 18,235 | $ 16,220 |
| Outstanding cheques | 12,717 | 16,019 |
| | $ 30,952 | $ 32,239 |

(b) Short-term borrowings

| | 2002 | 2001 |
|---|---|---|
| Subsidiaries' and proportionate share of joint ventures' short-term borrowings | $ 2,967 | $ 8,080 |

Subsidiaries and proportionate share of joint venturers' short-term borrowings consist of bank operating loans, which are secured by inventories, accounts receivable and property, plant and equipment. The company does not guarantee nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' loans.

At July 31, 2002, the company has available an operating line of $107.5 million. Interest spreads range from two hundred to three hundred basis points over the Canadian Prime Rate or the Canadian Banker's Acceptances Reference Discount Rate. This facility matures on November 30, 2002. In addition, the company has access to a seasonal operating loan of up to $50 million during November 2002. Interest spreads range from three hundred to four hundred basis points over the Canadian Prime Rate or the Canadian Banker's Acceptances Reference Discount Rate. Certain of these terms were amended subsequent to year-end (see Note 24).

(c) At July 31, 2002, the company had outstanding letters of credit and similar instruments of $58.6 million related to operating in the grain industry (2001 - $48.3 million). These instruments effectively reduce the amount of cash that can be drawn on the operating line.

## 12. Members' Demand Loans

Members' demand loans are funds loaned to the company by Class A shareholders and employees. Interest rates on these loans are competitive with those offered by the market for comparable investments. At July 31, 2002, the loans bear interest at 4.0% (2001 – 5.7%).

## 13. Long-Term Debt

| | 2002 Weighted Average Interest Rate | 2002 Fair Value | 2002 Carrying Value | 2001 Weighted Average Interest Rate | 2001 Fair Value | 2001 Carrying Value |
|---|---|---|---|---|---|---|
| Term loans[a] | 6.58% | $ 126,940 | $ 127,200 | 7.96% | $ 341,791 | $ 344,100 |
| Medium term notes | 6.93% | $ 190,200 | 300,000 | 6.93% | $ 257,189 | 300,000 |
| Members' term loans | 6.83% | $ 9,747 | 9,669 | 5.91% | $ 9,314 | 9,059 |
| Subsidiaries' and proportionate share of joint ventures' debt: | | | | | | |
| Secured | 5.06% | $ 31,461 | 31,119 | 7.03% | $ 38,369 | 38,965 |
| Unsecured | 4.71% | $ 5,734 | 5,557 | 4.69% | $ 13,616 | 13,615 |
| | | | 473,545 | | | 705,739 |
| Portion due within one year | | | (17,321) | | | (156,514) |
| | | | $ 456,224 | | | $ 549,225 |

[a] Term loans:

At July 31, 2002, the term loans consist of two facilities:

- A $122.8 million revolving term loan, of which $77.2 million was drawn at year-end. Of the $77.2 million drawn, $9.4 million was classified as Portion due within one year.
- A $50 million term loan, which was fully drawn.

The interest rates and maturities associated with the term loans were amended subsequent to July 31, 2002 (see Note 24).

Under the terms of the credit agreement with its lenders, the company granted security over its assets to its lenders, as well as medium term note holders, participants in its Member Loan program, and the trust involved in the securitization program. The lenders have been granted priority security, as permitted under the Trust Indenture governing Saskatchewan Wheat Pool's medium term notes, on the $50 million term loan.

Medium term notes are secured and consist of $150 million maturing February 24, 2004, and $150 million maturing July 18, 2007. Interest is payable semi-annually at interest rates of 7.25% and 6.60%, respectively.

Members' term loans are secured and consist of two-year to seven-year loans with Class A shareholders and employees. Interest is payable semi-annually at interest rates that vary from 4.4% to 9.0%.

The subsidiaries' and the proportionate share of joint ventures' secured debts bear interest at fixed and variable rates. The secured debts mature in years 2004 to 2015. The debts are secured by certain assets and some are subject to meeting certain covenants. The subsidiaries' and the proportionate share of joint venturers' unsecured debts bear interest at fixed and variable rates and mature in years 2005 to 2015.

The company does not guarantee nor does it have responsibility for the repayment of the subsidiaries' or joint venturers' debts.

The maturities of long-term debt are as follows:

| | |
|---|---|
| 2003 | $ 17,321 |
| 2004 | 275,902 |
| 2005 | 6,129 |
| 2006 | 7,670 |
| 2007 | 159,421 |
| Subsequent years | 7,102 |
| | $ 473,545 |

The company and some of its joint ventures have interest rate swaps as follows:

| | Maturity Date | 2002 Weighted Average Interest Rate | 2002 Notional Amount | 2002 Fair Value | 2001 Weighted Average Interest Rate | 2001 Notional Amount | 2001 Fair Value |
|---|---|---|---|---|---|---|---|
| Fixed rate swaps | 2004 | 6.65% | $2,000 | $(76) | 6.58% | $4,000 | $(80) |
| Subsidiaries' and proportionate share of joint ventures' swaps: | | | | | | | |
| Fixed rate swaps | 2003-2004 | 6.87% | $10,911 | $(240) | 7.06% | $12,831 | $(233) |

## 14. Other Long-Term Liabilities

| | 2002 | 2001 |
|---|---|---|
| Provision for reclamation costs [a] | $14,024 | $13,463 |
| Deferred revenue | 13,994 | 17,738 |
| Future taxes | 11,831 | 13,465 |
| Restructuring provision | 8,272 | - |
| Retirement allowances | 8,035 | 8,448 |
| Financing fees | 4,567 | 20,876 |
| Other | 2,043 | 1,695 |
| | $62,766 | $75,685 |

[a] In 1987, a joint venture, which manufactured phosphate and nitrate fertilizers, closed two of its facilities. The provision for reclamation costs represents the company's proportionate share of the best estimate by management of the joint venture, of the costs that it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

## 15. Share Capital

**Authorized**
Unlimited Class A voting shares par value $25
Unlimited Class B non-voting shares

Class A voting shares are held by farmer-members, are not eligible for dividends and are redeemable at the option of the shareholder.

Class B non-voting shares are traded on the Toronto Stock Exchange. Under the terms of its bank financing agreement, the company is prohibited from paying dividends on Class B shares. In accordance with the Act of Incorporation of the company, a person, including any persons associated or affiliated with that person, may not own more than 10% of the total number of issued Class B shares.

| **Issued and Outstanding** | 2002 Shares | 2001 Shares | 2002 Amount | 2001 Amount |
|---|---|---|---|---|
| Class A voting shares | 72,328 | 72,614 | $ 1,808 | $ 1,815 |
| Class B non-voting shares | | | | |
| Outstanding, beginning of year | 37,425,219 | 37,425,219 | 455,884 | 455,884 |
| Stock options exercised (a) | - | - | - | - |
| Outstanding, end of year | 37,425,219 | 37,425,219 | 455,884 | 455,884 |
| Total share capital | | | $457,692 | $457,699 |

(a) Stock Options

*Management Stock Option Plan*
Options granted under the Management Stock Option Plan must be approved by the Board of Directors. To date, 3,710,519 shares have been allocated to the plan. Under this plan options are exercisable in increments over a maximum of five years beginning on the first anniversary date of the option grant. Options granted under this plan primarily vest at a rate of 25% per year commencing on the first anniversary date of the grant.

*New Members' Stock Option Plan*
On July 31, 2000 this plan was closed to new applicants. Options previously issued will continue until exercised or expired.

Status of the plans as of July 31 and changes during those years ending is presented below:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Shares (000's) | Weighted Average Exercise Price | Shares (000's) | Weighted Average Exercise Price |
| Outstanding, beginning of year | 2,777 | $ 6 | 1,719 | $11 |
| Granted | 329 | $ 3 | 1,551 | $ 3 |
| Exercised | - | - | - | - |
| Cancelled | (598) | $ 8 | (493) | $12 |
| Outstanding, end of year | 2,508 | $ 6 | 2,777 | $ 6 |
| Options exercisable at year-end | 644 | $ 7 | 220 | $13 |

The following table summarizes information about total options outstanding at July 31, 2002:

| Options Outstanding | | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at July 31, 2002 (000's) | Range of Expiry Periods | Weighted Average Exercise Price | Number Exercisable at July 31, 2002 (000's) | Weighted Average Exercise Price |
| <$ 3 | 657 | 2011 | $ 3 | 90 | $ 3 |
| $ 3 - $ 7 | 1,275 | 2009-2010 | $ 4 | 316 | $ 5 |
| $ 8 - $13 | 314 | 2005-2009 | $ 9 | 100 | $ 8 |
| $14 - $17 | 261 | 2006-2008 | $ 15 | 138 | $ 15 |
| $18 - $22 | 1 | 2007 | $ 19 | - | $ - |
| | 2,508 | | $ 6 | 644 | $ 7 |

(b) Earnings Per Share

Basic and diluted earnings per share are calculated using the weighted average number of Class B non-voting shares outstanding during the year, which was 37,425,219 (2001 – 37,425,219).

Options related to the New Members' and Management Stock Option Plans have not been included in the calculation of diluted earnings per share because to do so would be anti-dilutive for both 2001 and 2002.

On August 15, 2002, an additional 325,264 options were granted to employees under the Management Stock Option Plan.

16. **Commitments and Contingencies**

(a) The company, including its subsidiaries and its proportionate share of joint ventures, has operating leases relating primarily to railcars, buildings and equipment. Future minimum lease payments having initial or remaining lease terms in excess of one year at July 31, 2002, are as follows:

| | |
|---|---|
| 2003 | $10,311 |
| 2004 | $ 7,960 |
| 2005 | $ 5,723 |
| 2006 | $ 5,131 |
| 2007 | $ 4,006 |
| Subsequent years | $25,943 |

(b) The company and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of their business. Although such matters cannot be predicted with certainty, management does not consider the company's exposure to such litigation to be material to these consolidated financial statements.

17. **Pensions and Retirement Allowance**

| | Pension Benefit Plans | | Retirement Allowances | |
|---|---|---|---|---|
| **Plan Assets** | 2002 | 2001 | 2002 | 2001 |
| Fair value, at beginning of year | $ 283,697 | $ 270,609 | $ - | $ - |
| Actual return on plan assets | (15,692) | 42,815 | - | - |
| Employer contributions | - | 866 | 334 | 363 |
| Employees' contributions | 442 | 1,158 | - | - |
| Benefits paid | (19,913) | (15,409) | (334) | (363) |
| Settlements | - | (16,342) | - | - |
| Fair value, at end of year | 248,534 | 283,697 | - | - |
| **Accrued Benefit Obligation** | | | | |
| Balance, beginning of year | 174,675 | 189,199 | 6,657 | 8,593 |
| Current service cost | 1,884 | 3,605 | 265 | 239 |
| Interest cost | 12,634 | 12,374 | 446 | 632 |
| Benefits paid | (19,913) | (15,409) | (334) | (363) |
| Actuarial (gains) losses | 3,915 | (2,446) | - | (1,711) |
| Plan amendments | 11,376 | 3,694 | - | - |
| Settlements and curtailments | - | (16,342) | (565) | (733) |
| Balance, end of year | 184,571 | 174,675 | 6,469 | 6,657 |
| Funded status-plan surplus (deficit) | 63,963 | 109,022 | (6,469) | (6,657) |
| Unamortized net actuarial loss (gain) | 17,230 | (26,512) | (1,566) | (1,791) |
| Unamortized past service costs | 12,161 | 3,109 | - | - |
| Unamortized transitional asset | (44,842) | (51,133) | - | - |
| Accrued benefit asset (liability) | 48,512 | 34,486 | (8,035) | (8,448) |
| Valuation allowance | (9,522) | - | - | - |
| Accrued benefit asset (liability), net of valuation allowance | 38,990 | 34,486 | (8,035) | (8,448) |
| Add: accrued benefit liability of proportionately consolidated companies | (523) | (259) | - | (104) |
| Consolidated accrued benefit asset (liability), net of valuation allowance | $38,467 | $34,227 | $(8,035) | $(8,552) |

The significant actuarial assumptions adopted in measuring the company's accrued benefit assets are as follows (weighted - average assumptions as of July 31):

| | Pension Benefit Plans | | Retirement Allowance | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Discount rate | 7.10% | 7.10% | 6.60% | 6.60% |
| Expected long-term rate of return on plan assets | 8.00% | 7.25% | - | - |
| Rate of compensation increase | 3.00% | 2.50% | 3.00% | 3.50% |

The company's net benefit plan (income) expense is as follows:

| | Pension Benefit Plans | | Retirement Allowance | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Current service cost | $ 1,442 | $ 2,447 | $ 265 | $ 239 |
| Interest cost | 12,634 | 12,374 | 446 | 632 |
| Expected return on plan assets | (21,917) | (18,749) | - | - |
| Amortization of past service costs | 2,324 | 585 | - | - |
| Amortization of net actuarial gain | (2,218) | - | (225) | - |
| Amortization of transitional asset | (6,291) | (6,291) | - | - |
| Valuation allowance provided against accrued benefit asset | 9,522 | - | - | - |
| Curtailment/settlement gains | - | (5,451) | (565) | (733) |
| | (4,504) | (15,085) | (79) | 138 |
| Net benefit expense of proportionately consolidated companies | 282 | 204 | - | - |
| Net benefit (income) expense | $(4,222) | $(14,881) | $ (79) | $138 |

The total expense for the company's defined contribution plans is $1,897 (2001 - $2,178).

18. **Equity Earnings of Significantly Influenced Companies**

| | 2002 | 2001 |
|---|---|---|
| Grain Handling and Marketing | $ 87 | $ (156) |
| Agri-food Processing | - | 2,024 |
| Livestock Production and Marketing | - | 491 |
| Publishing and Other | 54 | 44 |
| Segmented equity earnings before corporate taxes | 141 | 2,403 |
| Corporate tax (expense) recovery | (27) | 356 |
| | $ 114 | $2,759 |

19. **Interest and Securitization Fees and Expense**

| | 2002 | 2001 |
|---|---|---|
| (a) Interest | | |
| Interest on long-term debt | $34,589 | $39,594 |
| Other interest | 11,126 | 22,131 |
| Amortization of deferred financing costs | 12,046 | 3,431 |
| Interest capitalized | - | (97) |
| | $57,761 | $65,059 |
| (b) Securitization | | |
| Securitization expense | $7,796 | $13,971 |
| Securitization fees | - | 7,411 |
| | $7,796 | $21,382 |

20. **Corporate Taxes**

(a) The recovery of (provision for) corporate taxes consists of:

| | 2002 | 2001 |
|---|---|---|
| Current | $(5,860) | $(6,755) |
| Future | 48,482 | 10,592 |
| | $42,622 | $3,837 |

SEC Exemption #: 82-5037

(b) The company's effective income tax rate is determined as follows:

| | 2002 | 2001 |
|---|---|---|
| Basic federal and provincial tax rate | 43.0% | 45.0% |
| Loss on disposal and provisions, where tax benefit not recognized | (7.8) | (8.1) |
| Future taxes due to reduction in tax rates | (2.3) | (8.5) |
| Federal and provincial capital taxes | (1.8) | (8.4) |
| Permanent differences | 0.8 | (13.5) |
| Other | (0.3) | 1.5 |
| | 31.6% | 8.0% |

The Other category reflects the impact of the manufacturing and processing deduction, tax paid on equity earnings, non-taxable dividends, non-controlling interest, investment tax credits and miscellaneous adjustments.

(c) Income taxes allocated to future years are comprised of the following:

| | 2002 | 2001 |
|---|---|---|
| Future tax assets: | | |
| Non-capital loss carry-forwards | $73,129 | $46,384 |
| Reclamation costs not deductible for tax | 5,888 | 6,548 |
| Severance not deductible for tax | 4,936 | 2,641 |
| Retirement allowance costs not deductible for tax | 2,972 | 3,161 |
| Pension credits not taxable | (14,464) | (12,911) |
| Capital cost allowance in excess of depreciation | (10,466) | (23,731) |
| Other | 3,212 | 2,642 |
| Total future tax assets | $65,207 | $24,734 |
| | | |
| Classified in the consolidated financial statements as: | | |
| Current future tax asset (included in accounts receivable) | $ 8,470 | $ 2,486 |
| Long-term future tax asset | 56,737 | 22,248 |
| | $65,207 | $24,734 |
| | | |
| Future tax liabilities: | | |
| Capital cost allowance in excess of depreciation | $11,966 | $12,614 |
| Commissioning costs deductible for tax | 1,522 | 2,732 |
| Inventory deductible for tax | 876 | 2,716 |
| Other | (1,636) | (1,542) |
| Total future tax liabilities | $12,728 | $16,520 |
| | | |
| Classified in the consolidated financial statements as: | | |
| Current future tax liability (included in accounts payable) | $ 897 | $ 3,055 |
| Long-term future tax liability | 11,831 | 13,465 |
| | $12,728 | $16,520 |

(d) At July 31, 2002, the company's subsidiaries and its proportionate share of joint ventures had $2.3 million of non-capital losses for income tax purposes, which may be carried forward and applied against future years' taxable earnings. These losses expire from 2005 to 2011. In addition, the company has net capital loss carry forwards of $4.4 million. These losses can be carried forward indefinitely and applied against taxable capital gains realized. The future tax benefits of each of the above items have not been recognized in these financial statements.

## 21. Financial Instruments

Derivative financial instruments are utilized by the company to manage its exposure to market risks relating to interest rates and foreign currency exchange rates. The company does not use derivative financial instruments for trading purposes.

Interest rate swaps are used to manage exposure to rate changes. The interest rate swaps entered into by the company and some of its joint ventures are disclosed in Note 13.

Forward foreign exchange contracts are used to manage exposure to currency changes. The terms of the forward foreign exchange contracts are not longer than two years. The forward foreign exchange contracts, including the company's proportionate share of joint ventures, are as follows:

| | 2002 Notional Amount USD | 2002 Canadian Equivalent | 2002 Fair Value | 2001 Notional Amount USD | 2001 Canadian Equivalent | 2001 Fair Value |
|---|---|---|---|---|---|---|
| Sells | $143,453 | $224,438 | $ (2,195) | $164,915 | $252,067 | $ (834) |
| Buys | $ 6,500 | $ 10,104 | $ 204 | $ 31,724 | $ 48,224 | $ (109) |

***a) Credit Risk***

The company is exposed to credit risk from customers in all the business segments. In the grain handling and marketing segment, a significant amount is receivable from the Canadian Wheat Board (see Note 6). The customer base in all other segments is diverse, which minimizes significant concentration of credit risk. Credit risk is limited due to the large number of customers in differing industries and geographic areas.

The company is exposed to credit loss in the event of non-performance by counterparties to the derivative financial instruments but does not anticipate non-performance by these counterparties. All counterparties are highly rated financial institutions.

***b) Fair Value***

The carrying value of long-term debt (see Note 13) that bears interest at variable rates approximates fair value. The fair value of long-term debt that bears interest at fixed rates is based on its quoted market price or on discounted future cash flows using rates currently available for debt of similar terms and maturities if the quoted market price was not available.

The carrying value of other financial instruments, cash, notes receivable, accounts receivable, bank indebtedness, short-term borrowings, members' demand loans and accounts payable, approximates fair value due to their short-term maturities.

The fair value of derivative financial instruments, foreign exchange contracts and interest rate swaps, reflects the estimated amounts that the company, its subsidiaries and its proportionate share of the joint ventures would receive or pay to settle the contracts at the reporting date. However, this does not represent a gain or loss to the company, its subsidiaries or its proportionate share of the joint ventures as the hedged position is matched to certain of the related assets or liabilities.

SEC Exemption #: 82-5037

## 22. Interests in Joint Ventures

The following summarizes Saskatchewan Wheat Pool's proportionate interest in joint ventures before inter-company revenue and expenses eliminations:

| | 2002 | 2001 |
|---|---|---|
| Current assets | $ 65,750 | $ 97,964 |
| Long-term assets | $ 60,803 | $127,595 |
| Current liabilities | $ 37,363 | $ 60,326 |
| Long-term liabilities | $ 32,959 | $ 41,243 |
| Revenue | $498,951 | $751,311 |
| Expenses | $491,349 | $740,449 |
| Net earnings | $ 7,602 | $ 10,862 |
| Cash from operating activities | $ 14,182 | $ 38,045 |
| Cash used in financing activities | $ (3,443) | $(22,862) |
| Cash from (used in) investing activities | $ 5,708 | $ (8,570) |

## 23. Segmented Information

The company operated under five business segments during the year, the principal activities of which are as follows:

(a) Grain Handling and Marketing

Activities consist of handling and marketing of grain including the collection of grain through the company's primary elevator system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications and sales to domestic or export markets.

(b) Agri-products

Activities consist of sales of a variety of agri-products including crop protection products, seed and seed treatments, fertilizer and farm tools and equipment.

(c) Agri-food Processing

Activities involve manufacturing and marketing of value-added products such as edible oil, flour, bakery supplies, retail baked goods, oats and malt. The company divested of CSP Foods and CanAmera Foods during the year (see Note 3).

(d) Livestock Production and Marketing

Activities include hog production and the marketing of cattle, hogs, sheep, horses, elk and bison and the sale of feed for livestock, poultry and fish. The company divested of Heartland Livestock Services and four mills included in the results of Heartland Feeds (see Note 3).

(e) Publishing and Other

Activities consist primarily of publishing a newspaper for Western Canadian farmers and the assets held by the Corporate division. The company divested of the Western Producer Publications during the year (see Note 3).

The accounting policies of the segments are the same as those described in the summary of accounting policies. The company accounts for inter-segment sales at current market prices as if the sales were to third parties.

**SEC Exemption #: 82-5037**

## BUSINESS SEGMENTS

| | 2002 Total Sales | 2002 Intersegment Sales | 2002 External Sales | 2001 Total Sales | 2001 Intersegment Sales | 2001 External Sales |
|---|---|---|---|---|---|---|
| **SALES** | | | | | | |
| Grain Handling and Marketing | $ 1,743,208 | $ 48,207 | $ 1,695,001 | $ 1,955,575 | $ 30,189 | $ 1,925,386 |
| Agri-products | 435,938 | - | 435,938 | 516,140 | - | 516,140 |
| Agri-food Processing | 545,010 | 1,505 | 543,505 | 604,755 | 1,528 | 603,227 |
| Livestock Production and Marketing | 101,446 | 950 | 100,496 | 242,092 | 397 | 241,695 |
| Publishing and Other | 6,352 | - | 6,352 | 16,210 | - | 16,210 |
| | $ 2,831,954 | $ 50,662 | $ 2,781,292 | $ 3,334,772 | $ 32,114 | $ 3,302,658 |

## SEGMENT EARNINGS FROM OPERATIONS

| | 2002 EBITDA | 2002 D&A | 2002 Loss/(Gain) or Provision | 2002 EBIT | 2001 EBITDA | 2001 D&A | 2001 Loss/(Gain) or Provision | 2001 EBIT |
|---|---|---|---|---|---|---|---|---|
| Grain Handling and Marketing | $ 27,655 | $ 32,961 | $ 24,600 | $ (29,906) | $ 54,557 | $ 34,342 | $ 12,153 | $ 8,062 |
| Agri-products | 21,827 | 11,659 | (7,818) | 17,986 | 49,322 | 11,459 | - | 37,863 |
| Agri-food Processing | 35,376 | 15,111 | 28,991 | (8,726) | 39,139 | 17,006 | 20,065 | 2,068 |
| Livestock Production and Marketing | 3,833 | 9,559 | 7,467 | (13,193) | 21,169 | 11,206 | - | 9,963 |
| Publishing and Other | 643 | 142 | (11,034) | 11,535 | 4,073 | 366 | - | 3,707 |
| Segment Results | 89,334 | 69,432 | 42,206 | (22,304) | 168,260 | 74,379 | 32,218 | 61,663 |
| Reconciling differences: | | | | | | | | |
| Corporate Expenses | (15,628) | 1,505 | 29,760 | (46,893) | (20,999) | 1,344 | 1,170 | (23,513) |
| Tax (Provision for) Recovery on Equity Earnings | (27) | - | - | (27) | 356 | - | - | 356 |
| | $ 73,679 | $ 70,937 | $ 71,966 | $ (69,224) | $ 147,617 | $ 75,723 | $ 33,388 | $ 38,506 |

| ASSETS | 2002 | 2001 |
|---|---|---|
| Grain Handling and Marketing | $ 598,902 | $ 653,405 |
| Agri-products | 221,337 | 289,282 |
| Agri-food Processing | 147,720 | 302,926 |
| Livestock Production and Marketing | 102,637 | 157,805 |
| Publishing and Other | 136,784 | 171,718 |
| | $ 1,207,380 | $ 1,575,136 |

| CAPITAL EXPENDITURES | 2002 | 2001 |
|---|---|---|
| Grain Handling and Marketing | $ 4,061 | $ 12,631 |
| Agri-products | 1,785 | 1,755 |
| Agri-food Processing | 5,905 | 7,683 |
| Livestock Production and Marketing | 290 | 936 |
| Publishing and Other | 348 | 127 |
| | $ 12,389 | $ 23,132 |

SEC Exemption #: 82-5037

**FOREIGN OPERATIONS**

| | 2002 | 2001 |
|---|---|---|
| a) Foreign sales: | | |
| Grain Handling and Marketing | $ 309,539 | $ 463,051 |
| Agri-products | 612 | 3,732 |
| Agri-food Processing | 211,999 | 194,375 |
| Livestock Production and Marketing | 5317 | 6,928 |
| | $ 527,467 | $ 668,086 |
| b) Capital assets: | | |
| Grain Handling and Marketing | $ - | $ 18,453 |

**MAJOR CUSTOMERS**

The Grain Handling and Marketing segment had sales of $888 million (2001 - $857 million) to the Canadian Wheat Board.

24. **Subsequent Event**

On October 23, 2002 the company and its bankers amended the existing credit agreement. Significant terms include:

(a) Lines of credit:
- $107.5 million operating loan; 200 basis points over the Canadian Prime Rate;
- $117.8 million revolving term loan; 300 basis points over the Canadian Prime Rate;
- $50 million term loan; 300 basis points over the Canadian Prime Rate;

There are no scheduled repayments under any of the facilities prior to their maturity on November 30, 2003.

(b) The company has granted a purchase money security interest to its bankers to fund the purchase of non-board grain inventories. Maximum drawings under this facility are $100 million and it bears an interest rate of 300 basis points over the Canadian Prime Rate. Drawings under this facility reduce the availability under the operating loan and the revolving term loan.

(c) Covenants include an undertaking by the company to restructure the debt owing to the banks and medium term note holders by January 31, 2003.

(d) The bankers agree to fund until November 30, 2003 the company's existing securitization programs, referred to in Note 5, with no significant change to the program, at 200 basis points over the Canadian Prime Rate.

The balance sheet of the company would have been amended as follows, had the amendment to the credit agreement been in place at July 31, 2002.

| | July 31, 2002 | Amended |
|---|---|---|
| Long-term debt due within one year | $ 17,321 | $ 7,921 |
| Long-Term Debt | $ 456,224 | $ 465,624 |
| Maturities of long-term debt in each fiscal year: | | |
| 2003 | $ 17,321 | $ 7,921 |
| 2004 | 275,902 | 285,302 |
| 2005 | 6,129 | 6,129 |
| 2006 | 7,670 | 7,670 |
| 2007 | 159,421 | 159,421 |
| Subsequent years | 7,102 | 7,102 |
| | $ 473,545 | $ 473,545 |

25. **Comparative Amounts**

Certain comparative amounts have been reclassified to conform with the financial statement presentation adopted in the current year.

SEC Exemption #: 82-5037

## MANAGEMENT'S DISCUSSION AND ANALYSIS – FISCAL 2002

Large parts of the agricultural growing regions in Western Canada were hit hard by a second year of severe drought in fiscal 2002, particularly the central and northern regions of Saskatchewan and Alberta. Despite challenging industry conditions, Saskatchewan Wheat Pool (the "Pool" or "company") remained focused on managing events within its control and strengthening the underlying value of its integrated commodity pipeline. The Pool's commitment to debt reduction, cost structure improvements and marketing enhancements allowed the company to achieve the following results:

**Objective 1: Debt Reduction**

- The company completed its divestiture initiative, raising in excess of $200 million in cash proceeds over the past 24 months to support its debt repayment objective.
- The Pool permanently repaid $177 million in bank term loans during fiscal 2002.
- Balance sheet debt at July 31, 2002, declined $249 million or 32% compared to July 31, 2001. The Pool's debt-to-equity ratio improved to 56:44 at year-end from 60:40 a year earlier.
- On October 24, 2002, the company also announced that it intends to work with its bankers and medium term note holders to develop solutions to strengthen its balance sheet.

**Objective 2: Cost Reductions**

- The Pool reduced operating costs in its core operations by more than $35 million during fiscal 2002.
- The company has far exceeded expectations associated with its restructuring efforts, and has reduced costs by more than $60 million over the last 24 months.
- The Pool also announced further cost reductions at head office and in its country network that are expected to generate $5 million in savings in fiscal 2003 and a further $12 million annually thereafter.

**Objective 3: Maximizing Core Assets**

- The Pool's Western Canadian market share increased to 23% from 21% last year, a significant accomplishment given that the drought and corresponding production declines were much more pronounced in Saskatchewan, where the majority of Pool facilities are located.
- The Pool exceeded its 90% annual target for loading multi-car unit trains, hitting 92% during the year compared to 78% in fiscal 2001.
- Drought-affected grain shipments through the Pool's primary elevator system declined by only 12% in fiscal 2002, which compares favourably to industry shipments that were down by 22% for the period.

**SEC Exemption #: 82-5037**

**SELECTED OPERATING INFORMATION**
Year Ended July 31
*(in thousands)*

| | 2002 | 2001 |
|---|---|---|
| Sales and other operating revenues | $ 2,781,292 | $ 3,302,658 |
| Cost of sales and operating expenses | (2,632,068) | (3,055,066) |
| Selling and administrative expenses | (76,526) | (102,247) |
| Equity earnings of significantly influenced companies | 114 | 2,759 |
| Non-controlling interest | 867 | (487) |
| Earnings before interest, securitization, taxes, depreciation and amortization (EBITDA) | 73,679 | 147,617 |
| Depreciation and amortization | (70,937) | (75,723) |
| Loss on disposals and provisions | (71,966) | (33,388) |
| Earnings (loss) before interest and taxes | (69,224) | 38,506 |
| Interest expense | (57,761) | (65,059) |
| Securitization fees and expense | (7,796) | (21,382) |
| Earnings (loss) before corporate taxes | (134,781) | (47,935) |
| Recovery of corporate taxes | 42,622 | 3,837 |
| Net earnings (loss) | $ (92,159) | $ (44,098) |
| Cash (used in) from operations | $ (3,326) | $ 42,198 |
| **Sales and Operating Revenue by Segment** | | |
| Grain Handling and Marketing | $ 1,743,208 | $ 1,955,575 |
| Agri-products | 435,938 | 516,140 |
| Agri-food Processing | 545,010 | 604,755 |
| Livestock Production and Marketing | 101,446 | 242,092 |
| Publishing and Other | 6,352 | 16,210 |
| Intersegment sales | (50,662) | (32,114) |
| | $ 2,781,292 | $ 3,302,658 |
| **EBITDA by Segment** | | |
| Grain Handling and Marketing | $ 27,655 | $ 54,557 |
| Agri-products | 21,827 | 49,322 |
| Agri-food Processing | 35,376 | 39,139 |
| Livestock Production and Marketing | 3,833 | 21,169 |
| Publishing and Other | 643 | 4,073 |
| | 89,334 | 168,260 |
| Corporate Expenses | (15,628) | (20,999) |
| Tax (Provision for) Recovery on Equity Earnings | (27) | 356 |
| | $ 73,679 | $ 147,617 |

**SEC Exemption #: 82-5037**

## QUARTERLY FINANCIAL INFORMATION

*(In Thousands Except for *)*

| | October 31 | January 31 | April 30 | July 31 | Total |
|---|---|---|---|---|---|
| **Fiscal 2002** | | | | | |
| Sales and other operating revenues | $ 673,338 | $ 774,064 | $ 549,791 | $ 784,099 | $ 2,781,292 |
| EBITDA | 16,998 | 17,679 | 2,682 | 36,320 | 73,679 |
| EBIT before provisions | (762) | (1,114) | (14,676) | 19,294 | 2,742 |
| EBIT | 4,521 | (23,837) | (6,958) | (42,950) | (69,224) |
| Earnings (loss) before provisions | (15,651) | (12,816) | (18,690) | 5,098 | (42,059) |
| Earnings (loss) per share before provisions | (0.42) | (0.34) | (0.50) | 0.14 | (1.12) |
| Net earnings (loss) | (12,394) | (25,974) | (12,696) | (41,095) | (92,159) |
| Net earnings (loss) per share | $ (0.33) | $ (0.69) | $ (0.34) | $ (1.10) | $ (2.46) |
| **Fiscal 2001** | | | | | |
| Sales and other operating revenues | $ 791,801 | $ 827,085 | $ 682,744 | $ 1,001,028 | $ 3,302,658 |
| EBITDA | 31,389 | 22,441 | 26,229 | 67,558 | 147,617 |
| EBIT before provisions | 12,614 | 3,273 | 6,800 | 49,207 | 71,894 |
| EBIT | 12,614 | (10,050) | 6,800 | 29,142 | 38,506 |
| Earnings (loss) before provisions | (5,632) | (10,912) | (9,898) | 9,254 | (17,188) |
| Earnings (loss) per share before provisions | (0.15) | (0.29) | (0.27) | 0.25 | (0.46) |
| Net earnings (loss) | (5,632) | (18,506) | (9,898) | (10,062) | (44,098) |
| Net earnings (loss) per share | $ (0.15) | $ (0.49) | $ (0.27) | $ (0.27) | $ (1.18) |

Note: *Diluted earnings per share would be anti-dilutive.*

## SUMMARY OF CONSOLIDATED RESULTS

The Pool recorded consolidated sales and operating revenues of $2.8 billion in fiscal 2002 compared to $3.3 billion last year. Half of the variance, or $261 million, relates to revenues from companies that have been sold through the company's divestiture initiative. The rest of the decrease was due to drought, which reduced grain shipments and agri-products sales.

Earnings before interest, securitization, taxes, depreciation and amortization (EBITDA) for fiscal 2002 were $73.7 million compared to $147.6 million last year. Approximately $24 million of the decline related to EBITDA from companies that were sold during the year and the remainder reflects the impact of a difficult drought year on earnings.

Depreciation and amortization for the year was $70.9 million, down $4.8 million from last year due to the impact of the company's divestiture program.

Earnings before interest, securitization and taxes (EBIT) were $2.7 million compared to $71.9 million a year earlier, prior to loss on disposals and restructuring and other provisions.

Interest expense for the year, which included deferred financing costs of $12 million, decreased by $7.3 million to $57.8 million, due to declining debt levels and lower interest rates.

Securitization expense of $7.8 million was $13.6 million lower than the prior year. Fiscal 2001 expense included a one-time charge of $7.4 million in fees associated with setting up the new securitization program. The new SWP/Farm Credit Canada Crop Input Finance Program that was implemented in January 2002 has allowed the company to substantially reduce its reliance on securitization and lower those expenses. The Pool expects utilization of this program to continue to grow.

In fiscal 2002, the Pool, as part of its debt reduction focus, substantially completed its divestiture initiative realigning its asset portfolio with its core operations. The company sold its interest in Heartland Livestock Services, Western Producer Publications, CSP Foods Division, CanAmera Foods, land held by its joint venture, Western Co-operative Fertilizers Limited, 4 feed mills and a retail operation of Heartland Feeds. In total, the Pool generated $154 million in divestiture proceeds in fiscal 2002 and recorded a $17.6 million loss on disposals, or $5.8 million after tax.

During the fourth quarter, the Pool completed a productivity enhancement initiative that aligned its head office staff complement with its country network. At the same time, the company announced the closure of a number of agri-products local service outlets and minor changes to its grain-handling network. The company will eliminate a further 200 positions over the coming year as a result of these processes. The Pool recorded a restructuring provision of $29.8 million, which included $18.2 million in severance and related costs. This initiative is expected to save $5 million in fiscal 2003 and $12 million annually thereafter.

The Pool's jointly owned port terminal in Manzanillo, Mexico began operations in June of 1999. Since that time, market conditions have deteriorated and the terminal's performance has not met expectations. As a result, the Pool recorded a provision in fiscal 2002 of $24.6 million, which reflects the company's best estimate of the impairment of value of its investment and other related costs payable in the future.

For fiscal 2002, the Pool's loss was $42.1 million prior to the after-tax loss on disposals and other provisions, or $1.12 per share, compared to a $17.2 million loss ($0.46 per share) in fiscal 2001. The company's results reflect the impact of production declines on its grain handling and marketing segment, and lower agri-product sales due to the unusually cold spring combined with drought conditions during the growing season.

The consolidated net loss for fiscal 2002 was $92.2 million or $2.46 per share compared to a net loss of $44.1 million or $1.18 per share in fiscal 2001.

## ADDITIONAL INFORMATION

The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) applicable to a going concern, which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. See Note 2 – Accounting Policies and Basis of Presentation to the Consolidated Financial Statements of the company.

The following table provides detail with respect to the sales, EBITDA and EBIT from businesses that have been sold up to and including July 31, 2002. This information is in addition to that prescribed by GAAP and is being provided to assist readers in their analysis of year-over-year changes in the Pool's financial results.

SEC Exemption #: 82-5037

**Divestitures:**

| | |
|---|---|
| **Agri-Food Processing** | Premium Brands - July 2001<br>CSP Foods - February 2002<br>CanAmera Foods – May 2002 |
| **Livestock Production and Marketing** | Heartland Livestock - August 2001<br>Heartland Feeds (4 mills) - November 2001 |
| **Publishing and Other** | Western Producer - January 2002 |

| | To July 31 ($ millions) | |
|---|---|---|
| | **Fiscal 2002** | **Fiscal 2001** |
| **Consolidated Sales** | $2,781.3 | $3,302.7 |
| Less Sales from Divested Assets: | | |
| Agri-food Processing | 400.7 | 498.6 |
| Livestock Production & Marketing | 13.6 | 165.8 |
| Publishing & Other | 5.1 | 16.1 |
| | 419.4 | 680.5 |
| Sales from Remaining Operations | $2,361.9 | $2,622.2 |
| **Consolidated EBITDA** | $73.7 | $147.6 |
| Less EBITDA from Divested Assets: | | |
| Agri-food Processing | 12.2 | 25.6 |
| Livestock Production & Marketing | 0.1 | 7.2 |
| Publishing & Other | 0.6 | 4.0 |
| | 12.9 | 36.8 |
| EBITDA from Remaining Operations | $60.8 | $110.8 |
| **Consolidated EBIT** | $2.7 | $71.9 |
| Less EBIT from Divested Assets: | | |
| Agri-food Processing | 4.5 | 16.1 |
| Livestock Production & Marketing | (0.3) | 5.2 |
| Publishing & Other | 0.4 | 3.7 |
| | 4.6 | 25.0 |
| EBIT from Remaining Operations | $(1.9) | $46.9 |

## GRAIN HANDLING AND MARKETING

At July 31, 2002, the Grain Handling and Marketing segment primarily consisted of the Pool's 55 high throughput grain handling facilities, 24 speciality plants, and wholly owned port terminals in Vancouver and Thunder Bay. The Pool also had interests in other port terminals in Vancouver (Pacific Elevators), Prince Rupert, and Manzanillo, Mexico. Activities consist of cleaning, drying, blending, and marketing of grain collected through its primary elevator system, and the logistics and shipping of grain to domestic buyers or port terminals for sales to export markets.

**Primary Elevator System:**
The Pool's primary shipments for fiscal 2002 compared favourably with the rest of the Canadian grain industry, reflecting its logistics and marketing expertise, as well as its success in securing about 31% of the Canadian Wheat Board (CWB) tenders. Primary shipments for the year were 7.3 million tonnes. Shipments were only 12% below last year's level in spite of the severe production declines that were most pronounced in Saskatchewan. Approximately 59% of grain shipped by the Pool was for the account of the CWB, up from 57% last year. The Pool's shipments of CWB grain declined by only 9% in fiscal 2002, compared to industry shipments of CWB grain that were down 18% for the period.

The CWB exported 16 million tonnes, representing a significant decline from well over 18 million tonnes last year. As a result, the company's shipments of wheat, barley, and durum declined. The Pool's non-Board shipments were also lower because of the drought and a much smaller canola program, particularly out of Saskatchewan where the majority of the Pool's facilities are located.

In fiscal 2002, the Pool's Western Canadian market share was 23%, based on grain deliveries into its primary elevator system. The two-point, or 10%, improvement over last year reflects the success of the Pool's aggressive customer contact and marketing strategies that attracted more producer deliveries into the system.

**Port Terminals:**
Volumes shipped through the Pool's wholly owned port terminals were 3.4 million tonnes, down 19% from 4.2 million tonnes last year. The Pool's terminals performed well in light of overall industry declines of 24%. The primary factor continued to be the lack of canola stocks available for export due to dramatic production declines from last year's drought. The Pool's Vancouver terminal continued to outperform, with volumes down 18% versus an industry decline of 25% for the six major grains moving through that port. The Pool's terminal volumes at Thunder Bay were down 20%. Industry receipts for the six major grains through that port were down 10% because higher volumes of CWB grains were shipped through independent terminals.

The Pool's share of volumes through port terminal affiliates was 0.6 million tonnes, approximately half of the previous year's movement, reflecting the Pool's decision to maximize use of its Vancouver port terminal by limiting volumes to third-party terminals.

| Annual Volumes to July 31 (000's of tonnes) | Increase (Decrease) | F2002 | F2001 |
|---|---|---|---|
| Primary Elevator Shipments | - 12% | 7,316 | 8,267 |
| Terminal Operations | | | |
| Vancouver | - 18% | 2,155 | 2,629 |
| Thunder Bay | - 20% | 1,232 | 1,537 |
| Share of Affiliates | - 55% | 611 | 1,343 |
| **Total Terminal Operations** | **- 27%** | **3,998** | **5,509** |

**Sales:**
Sales and operating revenues for the Grain Handling and Marketing segment in fiscal 2002 were $1.7 billion, down 11% from $2.0 billion last year. This reflects the impact of the drought and the resulting production declines.

SEC Exemption #: 82-5037

**EBITDA / EBIT:**
For fiscal 2002, the Grain Handling and Marketing segment generated EBITDA of $27.7 million compared to $54.6 million last year. EBIT, prior to provisions, was a loss of $5.3 million compared to earnings of $20.2 million last year. The decrease was attributed to the decline in volumes combined with lower margins. Last summer's drought caused significant declines in the production of high-margin commodities like canola and special crops. In addition, the Pool's product mix included a higher proportion of lower-margin products such as domestic feed grains.

The Pool's core grain operations were primarily responsible for the significant cost reductions resulting from elevator consolidation and restructuring.

**Outlook:**
By mid-October, the 2002 harvest in Saskatchewan was only 83% complete, far behind the five-year average of 97%. Crop damage from frost, wind, snow, rain, and migratory birds is being reported throughout the province, to the extent that only 7% of wheat is expected to grade No. 1 compared to the 10-year average of 52%.

Early 2002 estimates for Western Canadian production of the six major grains suggest that this year's crop will be the worst in modern history. The impact of back-to-back droughts is expected to reduce industry receipts and grain shipments to levels not seen in more than 25 years. The Pool expects its primary elevator shipments and port terminal receipts to track industry declines in fiscal 2003.

The CWB is expected to offer to tender up to 50% of its export program in fiscal 2003, which will bode well for the Pool given its past success in tendering. However, smaller shipments due to lower export levels may compromise the Pool's ability to fully maximize its pipeline through use of 50 and 100-car unit trains. Based on the success of last year's tendering program, the Pool is actively encouraging the industry to set a goal of 100% tendering for this crop year to help mitigate the impact of drought.

The Pool, along with other Vancouver port terminal operators, is a member of the British Columbia Terminal Elevator Operators Association (BCTEOA), an employer association that bargains with the Grain Workers Union (GWU) representing port terminal workers in Vancouver. On August 26, 2002, the BCTEOA issued a lock out notice to the GWU. This action has temporarily suspended operations in the BCTEOA port terminals. While grain is also shipped through non-BCTEOA employers, as well as Prince Rupert, such movement might impact the Pool's ability to maximize profitability of its Vancouver terminal.

On October 21, 2002, the Pool announced that it had entered into a binding agreement with Agricore United under which Agricore United will acquire the Pool's 30% interest in Pacific Elevators. Pacific Elevators, one of the Pool's port terminal affiliates located in Vancouver, was excess capacity in the Pool's network.

**AGRI-PRODUCTS**

At July 31, 2002, the Agri-products segment included the Pool's network of 123 retail locations which sell seed, fertilizer, crop protection products and small agricultural equipment to producers, as well as the Pool's proportionate share of a jointly owned affiliate, Western Co-operative Fertilizers Limited (WCFL), a fertilizer wholesaler.

**Sales:**
Total sales for this segment in fiscal 2002 were $436 million, down from $516 million last year. The Prairies have seen poor precipitation levels for the past two years and topsoil moisture was substantially depleted, particularly in central and northern Saskatchewan. The unusually cold spring that was the prelude to this year's drought prompted producers to reduce purchases,

which in turn increased competitive pricing pressure. As a result, the seasonal spring sales in the fourth quarter that would typically drive the annual results for the Pool's retail operations did not materialize. In addition, the price competition as retailers sought to reduce inventory levels resulted in declining margins.

Sales for the agri-products segment finished 16% lower than the prior year. Crop protection products, fertilizer, seed and agricultural equipment continue to be the segment's major product lines. Weather conditions and soil moisture levels impacted demand for all crop inputs and lower production levels reduced demand for equipment, such as on-farm storage bins.

**EBITDA / EBIT:**
EBITDA for the Agri-products segment was $21.8 million in fiscal 2002 compared to $49.3 million last year. EBIT, prior to the gain on the Pool's share of land sold by its joint venture, WCFL, was $10.2 million versus $37.9 million in fiscal 2001. The Pool's retail operations and WCFL were both impacted by weather-induced volume and margin declines. Industry conditions more than offset significant cost reductions the Pool achieved through efficiency improvements and facility rationalization.

**Outlook:**
The wet fall weather has improved soil moisture conditions in many regions, which bodes well for the 2003 crop. Optimism in the industry has been renewed due to strengthening prices and improved spring planting conditions. Rising commodity prices are expected to result in increased canola acreage, which in turn is expected to increase demand for seed and crop protection products. Growing conditions and commodity price expectations in the spring of 2003 will drive next year's results.

The company is rationalizing its equipment product lines to maximize earnings and improve working capital utilization. Growth in its customer base is expected through aggressive marketing strategies and innovative programming like the SWP/Farm Credit Canada Crop Input Financing Program, proprietary seed sales programs and the provision of enhanced agronomic services.

## AGRI-FOOD PROCESSING

The Agri-food Processing segment consists of businesses that are involved in the value-added processing of agricultural commodities in Canada. In fiscal 2002, the Pool sold its CSP Foods Division and its interest in CanAmera Foods. Segment results include: a full year for wholly owned Can-Oat Milling Products Inc., and affiliate, Prairie Malt Limited; approximately seven months for CSP Foods; and 10 months for CanAmera Foods.

**Sales:**
Sales for this segment in fiscal 2002 were $545 million compared to $605 million last year. The sales variance reflects the divestiture of agri-food processing businesses that are no longer contributing to segment results. Can-Oat Milling had a significant year-over-year sales increase, due to the combination of a higher portion of sales of finished products and increasing sales volume. This improvement, together with better results from Prairie Malt, partially offset the $98 million decline in sales from CSP Foods and CanAmera Foods, which were sold during fiscal 2002.

**EBITDA / EBIT:**
EBITDA for the Agri-food Processing segment was $35.4 million in fiscal 2002 compared to $39.1 million recorded in the prior year. Segment EBIT, prior to loss on disposals, was $20.3 million in fiscal 2002 compared to $22.1 million last year. The reductions related to divested assets were largely offset by significant improvements from the Pool's remaining agri-food processing businesses.

Can-Oat Milling continued its record results, generating substantial growth through the year. Margins were higher year-over-year as Can-Oat benefited from a continued shift in sales mix to higher-margin, value-added products. Prairie Malt also strengthened results for the period by focusing on higher-margin business.

**Outlook:**
Can-Oat's production is expected to grow as it continues to secure long-term supply contracts and benefit from the increased demand for high quality products. The recent expansion of its flaking and packaging capacity in Portage La Prairie was undertaken to meet this growing production demand. Earnings for fiscal 2003 are expected to remain strong; however the drought in Saskatchewan and Alberta will impact the supply of high quality raw oats available for processing. Can-Oat remains focused on increasing sales of value-added products, efficiency improvements, product quality and customer service.

Prospects for Prairie Malt will be impacted by the drought as the entire industry deals with substantial decreases in malt barley available to the malting industry.

## LIVESTOCK PRODUCTION AND MARKETING

The Livestock Production and Marketing segment at July 31, 2002, included a full year of results from the Heartland Pork Group, which consists of the Pool's interests in seven hog production facilities, and from Heartland Feeds, which includes two feed mills and the Pool's aquaculture operations. The company divested of four feed mills and a retail operation effective November 26, 2001. The previous year's results include contributions from Heartland Livestock Services, which was sold effective August 1, 2001.

**Sales:**
Sales for this segment for fiscal 2002 were $101 million versus $242 million in fiscal 2001. The year-over-year decrease reflects the sale of Heartland Livestock Services, along with four feed mills and a retail operation of Heartland Feeds. Heartland Pork had a 5% improvement in annual sales over the prior year, driven by an increase in finished hogs marketed to 360,000 from 347,000 in fiscal 2001.

**EBITDA / EBIT:**
EBITDA was $3.8 million for the year versus $21.2 million in fiscal 2001. Segment EBIT, prior to loss on disposals, was a loss of $5.7 million for the year compared to earnings of $10.0 million a year earlier. The decrease reflects asset dispositions and lower results from the remaining businesses in this segment. The primary impact on margins for Heartland Pork was a large drop in prices in the latter part of the fiscal year combined with higher feed costs, which have been partially mitigated by hedging activities. The aquaculture operation continued to experience lower prices due to excess supply in the global fish market. The increased demand for feed due to the drought contributed positively to results from the Pool's remaining feed mill operations.

**Outlook:**
Heartland Pork expects feed prices to continue to trend upwards which is expected to impact costs and margins for the first half of fiscal 2003. Improvements are anticipated in the second half of the year due to higher expected selling prices and continued strong demand for fresh pork. For the aquaculture operation, market prices for harvested fish are expected to recover, however, results will depend on global demand and supply conditions. Demand is expected to remain strong for the feed mills and margins are expected to remain at current levels.

## PUBLISHING AND OTHER

The Publishing and Other segment primarily consisted of the Western Producer Publications Division. Fiscal 2002 results reflect contributions for approximately five months. The Pool divested of its publishing division effective January 9, 2002.

SEC Exemption #: 82-5037

Sales for fiscal 2002 were $6 million compared to $16 million last year. EBITDA was $0.6 million versus $4.1 million in fiscal 2001, and EBIT, prior to gain on sale, was $0.5 million versus $3.7 million in the prior year.

**SEGMENT DATA – FISCAL 2003**

The company will change its segment reporting in fiscal 2003, maintaining its three major segments - Grain Handling and Marketing, Agri-products, and Agri-food Processing. The remaining Livestock assets will be reported within a fourth segment called "Other".

**LIQUIDITY AND CAPITAL RESOURCES**

At July 31, 2002, the Pool had a secured credit facility in place with the Bank of Montreal, Royal Bank of Canada, Toronto Dominion Bank, Saskatchewan Cooperative Financial Services Limited, and Canadian Imperial Bank of Commerce. Details are ($ millions):

| Description | Total Facility | Cash Drawings | Non-cash Drawings | Amount Available At July 31/02 |
|---|---|---|---|---|
| Bank Operating Loans | $107.5 | Nil | $58.6 | $48.9 |
| Bank Term Loans | 172.8 | 127.2 | Nil | 45.6 |
| Total | $280.3 | $127.2 | $58.6 | $94.5 |

- Non-cash drawings on bank operating loans include letters of credit and similar instruments.
- Of the cash drawings on bank term loans, $9.4 million was classified as the current portion of long-term debt, and the rest was classified as long-term debt.
- The company's cash drawings fluctuate substantially throughout the year based on seasonal business requirements and may, in peak periods, near total bank line availability.
- The Pool was in compliance with all covenants required by its Credit Agreement as at July 31, 2002.

On October 23, 2002, the company and its bankers amended the existing credit agreement. The amendment includes:

- A one-year extension to November 30, 2003, of the $107.5 million operating loan; 200 basis points over the Canadian Prime Rate;
- $117.8 million in revolving term loans; 300 basis points over the Canadian Prime Rate;
- $50 million term loan; 300 basis points over the Canadian Prime Rate; and
- A deferral of scheduled repayments under any of the facilities prior to their maturity on November 30, 2003.

The agreement includes a new purchase money security interest facility that funds the Pool's purchase of non-Board grain inventories. The loan carries an interest rate of 300 basis points over the Canadian Prime Rate. Any drawings under this facility reduce the availability under the operating loan and the revolving term loan. Consequently, the availability under all facilities remains unchanged.

As part of the financing arrangements, the Pool and its banks have established new financial covenants that are aligned with the company's expectations for fiscal 2003. In addition, the banks have also agreed to provide funding for the existing securitization program to November 30, 2003, at 200 basis points over the Canadian Prime Rate.

The Pool also announced that it intends to implement a capital restructuring program and has a covenant within its financing agreement to complete the restructuring by January 31, 2003.

SEC Exemption #: 82-5037

If the amendment to the credit agreement had been in place at July 31, 2002, the company's balance sheet would have been amended so that the $9.4 million drawing on the Pool's bank term facilities classified as long-term debt due within one year would have been re-classified as long-term debt.

**Working Capital**

The Pool has a securitization program in place to sell its commercial grain and agri-products trade receivables, and its CWB inventories. Program limits fluctuate during the year based on seasonal business requirements. Monthly limits for the receivables program range from $47 to $72 million, and monthly limits for the inventory program range from $85 to $120 million. Details are ($ millions):

| Description | Amount Sold At July 31, 2002 | Amount Sold At July 31, 2001 | Year-over-Year Change |
|---|---|---|---|
| Accounts Receivable Program | $ 25.1 | $162.1 | ($137.0) |
| CWB Inventories Program | 83.7 | 76.3 | 7.4 |
| Total Securitization | $108.8 | $238.4 | ($129.6) |

- On the Pool's balance sheet, accounts receivable and inventory are presented net of amounts sold under the securitization program.
- Last year, amounts sold under the accounts receivable securitization program included those of a joint venture that was divested in fiscal 2002.

Accounts receivable of $127 million at July 31, 2002 were down significantly from $241 million at July 31, 2001. The two major factors were the impact of the divestiture program and the decrease in agri-products receivables. During fiscal 2002, the Pool introduced the SWP/Farm Credit Canada Crop Input Finance Program. This program significantly decreased the company's accounts receivable for agri-products and the corresponding financing requirements.

Inventories of $192 million are also down sharply from inventory of $272 million at the end of the prior year. Lower inventory primarily reflected the impact of divestitures and better agri-products inventory management, somewhat offset by higher grain inventory. Although grain inventory volumes are down from the prior year, year-over-year price increases resulted in a higher carrying value.

Bank indebtedness and short-term borrowings of $34 million at July 31, 2002 and $40 million at July 31, 2001 include outstanding cheques, outstanding cash tickets, and the Pool's share of affiliated companies' borrowings.

Members' demand loans provide an additional source of operating funds. At July 31, 2002, these loans totaled $25 million, compared to $35 million at July 31, 2001. Interest rates paid on these accounts during fiscal 2002 averaged approximately 4.0% (2001 – 5.7%). Member demand and term loans are secured by the assets of the Pool.

Accounts payable were $208 million at the end of fiscal 2002, down slightly from the $217 million at July 31, 2001. The change is largely due to the impact of divested businesses and lower agri-products inventory, partially offset by current amounts due for financing fees under the terms of the Pool's bank credit facilities.

The current portion of long-term debt was $17 million at July 31, 2002 compared to last year's $157 million. The decrease reflects the repayments of bank term loans during fiscal 2002.

The current ratio at July 31, 2002 was 1.26 compared to last year's 1.28. Working capital was $73 million, down from $128 million at the end of fiscal 2001.

**Long-term Financing**

Total long-term debt at July 31, 2002, was $473 million, including the current portion of $17 million, compared to $706 million at July 31, 2001 (current portion $157 million). Total long-term debt includes drawings on the Pool's bank term facilities of $127 million, medium term notes of $300 million, members' term loans of $10 million, and the company's proportionate interest in long-term debt of subsidiaries and joint ventures of $37 million.

The medium term notes are secured, with $150 million maturing on February 24, 2004 and $150 million maturing July 18, 2007. Interest is payable semi-annually at interest rates of 7.25% and 6.60% respectively. The Pool's bank credit facility provides the banks with a first ranking security interest with respect to a $50 million term loan and funding to purchase non-Board grain inventories, which rank senior to the holders of the Pool's medium term notes and member loans.

During the year, the Pool's senior long-term debt and medium term notes' credit rating was confirmed as B (high) by the Dominion Bond Rating Service (DBRS), with a negative trend. The Pool has a B+ credit rating through Standard & Poor's (S&P); however, as a result of drought-related losses and its organizational restructuring announced on September 17, S&P placed the rating on credit watch. In addition, on October 25, 2002 DBRS changed the credit rating on the Pool's medium term notes and senior long-term debt to C, reflecting the company's intention to restructure that long-term debt.

With two consecutive years of drought in the company's primary operating area, it is key to ongoing operations for the company to identify strategic alternatives and implement a plan to further reduce its senior secured debt with its bankers and holders of its $300 million medium term notes. Furthermore, if the company is not successful in its efforts to restructure, it is uncertain whether the company will be able to address its principal payments that are presently scheduled in November 2003 and in February 2004.

**Total Debt**

Total debt at July 31, 2002, is down $249 million compared to the prior year, reflecting $177 million in term debt repayments made this year, primarily with proceeds generated through the Pool's divestiture program.

| | Jul 31/02 | July 31/01 | Year-over-year Change |
|---|---|---|---|
| Bank indebtedness & short term borrowings | $ 34M | $ 40M | $ (6M) |
| Member demand loans | 25M | 35M | (10M) |
| Long-term debt due in one year | 17M | 157M | (140M) |
| Other long-term debt | 456M | 549M | (93M) |
| **Total debt** | **$ 532M** | **$ 781M** | **$(249M)** |

The Pool's total debt-to-equity ratio at July 31, 2002, was 56:44 compared to 60:40 at July 31, 2001, and its long-term debt-to-equity ratio was 54:46 (2001 - 59:41). The improvements reflect significant debt repayments partially offset by the earnings decline this year.

**Cash Flow Information**

Cash flow used in operations was $3.3 million for the year ended July 31, 2002, compared to cash flow from operations last year of $42.2 million. The decline in cash flow largely reflects the impact of the drought on operating results. For fiscal 2003, the Pool expects cash flow to continue to be impacted by significant production and volume declines that have resulted from drought conditions throughout Western Canada this past year.

Consolidated capital expenditures for fiscal 2002 were $12 million versus $23 million in the prior year. Capital expenditures are expected to remain at maintenance levels in fiscal 2003.

The Pool generated $154 million in divestiture proceeds in fiscal 2002, bringing the total over the past 24 months to $206 million. Sales of other assets, primarily obsolete elevators that were previously closed, generated $13 million for the year (2001 - $10 million).

**RISK MANAGEMENT**

**Governance and Oversight**
The company's Risk Management Committee (the "Committee") is responsible for assessing enterprise risks and implementing strategies to reduce the company's exposure. It is a senior management committee with the mandate to implement an enterprise risk management program for the company that contributes to maximizing shareholder value. The Committee meets regularly to assess risks and direct risk mitigation activities designed to ensure achievement of the Pool's objectives. Periodic reports are provided to the Audit Committee of the Board of Directors.

As part of its business environment the Pool faces certain risks, which include strategic, market, credit, foreign exchange, property and liability, and environmental risks, as well as those arising from its reliance on computerized business systems. These risks are managed in a variety of ways.

**Strategic Risk**
The effect of weather conditions on crop production and Canada's export levels of grains and oilseeds present significant operating risks to the volume of grain shipped by the Pool. In addition, the Pool relies on an effective rail transportation system to ship commodities to port position. The Pool has diversified its exposure to some of these risks with the expansion of its grain handling and agri-products businesses into Alberta and Manitoba. Having facilities in these two provinces, where one-half of western Canada's grain is grown, helps reduce weather-related production risk and provides additional marketing and transportation options. Handling of open market grains and special crops is also expected to help mitigate the risk of year-to-year production changes and export shifts between CWB and non-Board grains.

As part of its enterprise risk management program, the Pool secured a multi-year, grain volume insurance program to stabilize earnings of the Pool's core business in years of poor grain volumes. Volume declines in the industry during fiscal 2002 were such that the Pool expects to file a claim that will trigger a payout of the maximum aggregate coverage of $15 million under the policy. The expected payout will be reflected in fiscal 2003 earnings with receipt of proceeds in the fall of 2003.

The level and mix of agri-product sales are also dependent on weather, as well as commodity price expectations and projected supplies of grain in western Canada. These factors determine crop selection by producers at seeding time, which drives demand for agri-products. Crop selection decisions are critical since certain crops require significantly more inputs than other crops. The Pool's agri-products group works closely with its grain group to assist in anticipating producers' seeding intentions and managing agri-product inventories accordingly.

The Pool's vertical integration through agri-food processing businesses provides alternative revenue sources and opportunities for higher returns in addition to handling raw commodities and selling agri-products.

**Market Risk**
The Pool ships CWB grain - wheat and barley sold by or on behalf of the CWB - into the export and domestic markets. For these grains, the company's risks are reduced through the terms of formal legal arrangements between the Pool and the CWB. The arrangements provide for full reimbursement of the price paid to producers for grain as well as certain costs incurred by the Pool. Adverse impacts may be experienced by the company where its handling of CWB grain results in a loss of grade or, in the case of the CWB's tendering program, if the Pool fails to meet

**SEC Exemption #: 82-5037**

the requirements under the tendering contract. The Pool participates in the CWB Accredited Exporter Program. Risk of commodity price movement is reduced under this program, which is structured as a flow-through sale of product to the end use customer.

For other grains and oilseeds that it purchases, the Pool faces the risk of movement in price between the time the grain is purchased and the time that it is sold. Hedging, where such opportunities exist, reduces this risk. Hedging is the placing of an opposite position in the futures market to that held in the cash market to minimize the risk of financial loss from an adverse price change.

Where practical, purchases of grain are hedged by the Pool on regulated futures markets using futures contracts. Because of the size of futures contracts traded and certain time constraints, it may not be possible to be fully hedged at all times. However, the degree to which the Pool is at risk at any time for unhedged grains poses no material risk to the earnings of the Pool. Special crops are more difficult to hedge, as no regulated futures market exists for these commodities, and the hedging instruments available lack liquidity. Where possible, financial exposure to unhedged purchases and sales is reduced by back-to-back buying and selling.

**Capital Structure Risk**
If the company is not successful in its efforts to restructure its senior secured debt with its bankers and holders of its $300 million of medium term notes, it is uncertain whether the company will be able to address its principal repayments that are presently scheduled in November 2003 and in February 2004.

**Credit Risk**
The Pool manages credit risk through adherence to its established Credit and Collection Policies. These policies cover the Pool's agri-products and commercial grain credit facilities, as well as the credit facilities for Can-Oat and the Heartland group of companies.

The Credit Policy dictates that all credit customers must apply for credit privileges and receive an approved credit limit prior to any extension of credit. It also sets out the terms and conditions of continuing credit sales. The Collection Policy provides the framework that details the timely and systematic approach to collections of any past due accounts. Any exceptions to the Credit and Collection Policy require the written approval of the Pool's Executive Management. It is the responsibility of all divisions to ensure that sufficient and appropriate systems, procedures, and practices are in place to facilitate, maintain, monitor and report on compliance with the policies.

The Pool has actively pursued a payment and country risk minimization strategy for offshore customers through the use of export financing arrangements, strategic business alliances, and country risk reporting. Export financing payment arrangements include cash prior to unloading, cash against documents and obtaining confirmed letters of credit.

**Foreign Exchange Risk**
Significant portions of Can-Oat's oat products and the Pool's non-Board grains are sold into the export market and are priced in U.S. dollars. Can-Oat and the Pool hedge substantially all foreign currency transactions using options, futures currency contracts, or forward exchange contracts, and through use of natural hedges created by offsetting transactions.

**Property and Liability Risk**
The Pool, directly or through its affiliate, Canadian Pool Agencies Ltd., conducts annual risk management reviews of each of its operating divisions and wholly owned subsidiaries to ensure that appropriate insurance coverage and loss prevention measures are in place. As part of the review, all major facilities are inspected and loss prevention programs are discussed with managers of each facility. The Pool retains Canadian Pool Agencies Ltd. as its agent and broker in placing insurance coverage for its facilities.

The Pool's policy is to manage its risks so that the company's financial position is protected. It has insurance policies that cover a variety of property and liability insurance needs.

**Environmental Risk**
The Pool is subject to a number of federal and provincial laws and regulations relating to the environment and the transportation, handling and storage of hazardous substances such as certain crop protection products. In compliance with the Pool's commercial environmental policy, all properties have environmental site assessments conducted upon acquisition and divestiture. Periodic audits are completed for all facilities, and an annual status report is prepared. The Pool responds to inquiries from producers and the public and provides information regarding environmental trends, legislation and impending standards related to agriculture and food production and processing. As a result of its involvement in the hog production business, the company has established an environmental protocol to govern those intensive livestock operations.

**Computerized Business Systems**
The Pool places significant reliance on information technology. Its computer systems include custom developed and purchased business applications, both for information and processing, and embedded systems, which support ongoing administrative and commercial operations. In addition, the Pool relies upon telecommunications services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies, including railway companies, the CWB and the Canadian Grain Commission, are also important to the Pool's operations.

The Pool has centralized the majority of these systems in its data center and mitigates the risk of interruption by contracting business resumption services to a third-party service provider. Increased emphasis on operational performance of the Pool's custom-developed applications has improved reliability and availability.

## EBITDA DATA

The EBITDA data provided herein is intended to provide further insight with respect to the company's financial results and to supplement its earnings (loss) as determined in accordance with GAAP. Similar data may not be provided by other issuers and, if provided, needs to be carefully examined to determine whether it is comparable to the company's EBITDA data.

## FORWARD LOOKING INFORMATION

Certain statements in this annual report and this Management's Discussion and Analysis are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including, but not limited to: the company's success in restructuring its senior secured debt with its bankers and medium term note holders; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and the European Union.